November 7, 2003

Division of Investment Management
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	Transamerica Investors, Inc. on behalf of Transamerica Premier Funds
Withdrawal of Amendment to Registration Statement on Form N-1A
File Nos. 33-90888; 811-09010
Accession No.0001193125-03-071013
CIK #: 0000943472
Post-Effective Amendment No. 20

Ladies & Gentlemen:

On behalf of Transamerica Investors, Inc. (the “Company”), I hereby submit this application pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Act”), for withdrawal of Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (the “Amendment”), filed on behalf of Transamerica Premier Funds, via EDGAR on October 31, 2003 pursuant to Rule 485(a) of the Securities Act of 1933 (accession number referenced above).

The Company is requesting that the Amendment be withdrawn as it has decided to delay the offering of Class C shares at this time. No securities have been sold in connection with this Amendment.

Please contact the undersigned with any questions you may have concerning this application.

Transamerica Investors, Inc.

/s/John K. Carter
John K. Carter
Vice President & Secretary